China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

March 23, 2010
BY EDGAR AND BY FACSIMILE (202) 772-9198

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:                      Ms. Jennifer Riegel, Division of Corporation

Re:	China Health Industries Holdings, Inc.
Form 10-K filed October 27, 2009, as amended on
November 11, 2009, November 13, 2009 and December 22, 2009
Form 10-Q filed November 16, 2009
File No. 000-51060

Ladies and Gentlemen:

China Health Industries Holdings, Inc. (the “Company”) is in receipt of the staff's letter of comment dated January 29, 2010 on the above-referenced filings. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

Form 10-K/A filed December 22, 2009

Item 1. Business. page3

1.  Please revise your disclosure throughout to clarify where you are licensed to sell your products, including your medicine drugs. It appears from your disclosure on page 16 that you only conduct business operations and sales in the People's Republic of China.

Response: We are licensed to sell our products, including our medicine drugs only in the People’s Republic of China. We propose to add the foregoing sentence to the “Business Overview” section of our Form 10-K/A on page 3 to clarify this.

Products, page 4

2.  Please file a copy of your Technology Transfer Agreement dated October 12, 2007 by and between you and Beijing Jindelikang Bio-Technology Co, Ltd. pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on this agreement. In addition, if you have continual obligations under this agreement, please revise your disclosure to describe the material terms of those obligations, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, duration and termination provisions.

Response: We will revise our Form 10-K/A to include a copy of the Technology Transfer Agreement dated October 12, 2007 between the Company and Beijing Jindelikang Bio-Technology Co., Ltd. as exhibit 10.7.

3.  On page 4, you disclose that Wang Shukui supplied approximately $2.7 million in sale of raw materials in your last fiscal year. On page 27, you disclose that you had approximately $4.9 million in cost of goods sold in your last fiscal year. If you have a supply agreement with Wang Shukui, please file a copy of the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also expand your disclosure to provide the material terms of the agreement, including, but not limited to any payment provisions, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, if you believe you are not substantially dependent on this agreement, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on this agreement.

Response:  Depending on the raw material requirements of the Company, we will place purchase orders monthly with our suppliers. We will revise our Form 10-K/A to include a sample purchase order dated March 13, 2009 between the Company and Mr. Wang Shukui as exhibit 10.8. We will also revise our Form 10-K/A to include the following description of the supply contracts:

For the fiscal year 2009, Mr. Wang Shukui was our biggest supplier of raw materials. The Company typically signs monthly purchase orders with its suppliers and a sample of such purchase order with Mr. Wang is found in exhibit 10.8 hereto. All purchase orders with Mr. Wang in fiscal year 2009 are on similar terms. Delivery of goods is against payment.  The cost of delivery is borne by the supplier. Parties have an opportunity to inspect the goods on delivery and the Company may raise any objection to the goods within 30 days of delivery. In the event of any dispute of quality, the inspection results of the municipal drug administration shall be the final determining factor. Neither party may modify or terminate the contract of sale unilaterally.

 (iii) Medical Drugs, page 5

4.  In the table that appears on pages 5 and 6, please advise us whether the descriptions of your products that appear under the caption "Efficacy" are based on scientific studies or otherwise have been vetted by independent third parties. Please advise us of the extent to which the efficacy of the products for the various treatments listed has been subject to governmental review. In addition, if product efficacy has not been independently verified, please revise the caption of the table to delete the word "efficacy" and revise the following statements to make clear that the products are used for these purposes, as opposed to the suggestion that the products achieve these results:

• "invigorating stomach and relieving pain;"
• "The product also has strong anti-rheumatism effects;"
• "Relieving cough and eliminating sputum;"
• "Eliminating phlegm and relieving cough;" and
• "Tonifying vital energy and invigorating the kidneys"

Response:

The description of our products that appear under the caption "Efficacy" have been vetted by an independent third party, namely, the National Food and Medicine Supervising Bureau. Before any drug is approved for sale in the People’s Republic of China, it has to be tested by the National Food and Medicine Supervising Bureau.  We will revise the caption “Efficacy” with a legend that clarifies this as follows:

(iii)          Medical Drugs

Huimejia purchased  license of Harbin Dong Feng Medicine Company to manufacture 19 medical drugs on September 16, 2008. Huimeijia is now the registered owner of the license, approved by the Heilongjiang Food and Medicine Supervising Bureau.

A description of these 19 medical drugs is as follows:

Serial No	Product	Efficacy*
1	Stomach-Tonic Tablets	Invigorating stomach and relieving pain. Used in the treatment of pain from stomach distention, eructation with fetid odor and fecal disorders caused by gasterasthenia and dyspeptic retention.

2	Pediatric Compound Sulfamethoxazole Tablets (0.125g)
Used in the treatment of 1. Urinary tract infection caused by sensitive strains of Escherichia coli, Klebsiella, Enterobacter, Proteus mirabilis, Bacillus proteus and Proteus morganli. 2. Acute otitis media in children over 2 years old caused by Streptococcus pneumoniae or Hemophilus influenza. 3. Acute episode of adult chronic bronchitis caused by Streptococcus pneumoniae or Hemophilus influenza. 4. Intestinal infection and Shigella infection caused by sensitive strains of Shigella flexneri and Shigella sonnei. 5. Pneumonia caused by Pneumocystis carinii. 6. Prevention of pneumonia caused by Pneumocystis carinii. This  product can be used for patients with a history of pneumonia caused by Pneumocystis carinii or adult HIV-infected patients whose CD4 lymphocyte count is ≤200/mm3 or is less than 20% of lymphocyte count. 7. Turista caused by enterotoxic Escherichia coli.

3	Pediatric Compound Sulfamethoxazole Tablets (0.25g)	Same as above.

4	Pipemidic Acid Tablets	Used to treat urinary tract infection and bacterial infection of the intestines caused by sensitive gram negative bacilli.

5	Metamizole Sodium Tablets
Used to relieve fever caused hyperpyrexia and also for headache, migrainous headache, courbature, arthralgia, menalgia etc. The product also has strong anti-rheumatism effects and can be used for acute rheumatic arthritis, but because the product may induce severe adverse reaction, it is seldom applied in the treatment of  rheumatic diseases.

6	Paracetamol Tablets	Used for fever caused by common cold or epidemic influenza and also for relieving light and moderate pain such as headache, arthralgia, migraines, tooth ache, courbature, neuralgia and menalgia.
7	Pediatric Paracetamol, Artificial Cow-bezoar and Chlorphenamine Maleate Tablets	Used to relieve fever, headache, aching pain in extremities, sneezing, rhinorrhea, nasal obstruction, pharyngodynia and other symptoms in children caused by common cold or epidemic influenza.

8	Compound Theophylling Hydrochloride Tablets	Used to treat bronchial asthma.

9	Powerful Loquat Syrup	Used for the treatment of coughing and reduction of sputum caused by bronchitis.

10	Purple Orange Cough Syrup	Relieving cough and eliminating sputum. Used to relieve coughing and excessive phlegm as well as expectoration.

11	Cough Syrup of Loquat Leaf	Used to clear lungs, relieve coughs and eliminate sputumand excessive phlegm.

12	Children's Cough Syrup	Eliminating phlegm and relieving cough. Used to relieve coughs caused by the common cold in children.

13	Pentoxyverine Citrate and Ammonium Chloride Syrup	Used for cough and expectoration.

14	Schisandra Syrup	Tonifying vital energy and invigorating the kidneys. Used in the treatment for neurastheria, dizziness and insomnia.

15	Ginseng Oral Liquid
Used to nourish renal “qi” and promote fluid production to quench thirst. Used to treat fatigue and acratia caused by deficiency of vital energy as well as poor appetite, cardiopalmus and shortness of breath, insomnia and forgetfulness.

16	Compound Fluououracil Oral Solution	Used in the therapeutic treatment of digestive tract cancer (colon carcinoma and gastric carcinoma), mammary adenocarcinoma, primary hepatic carcinoma.

17	Gossypol, Potassium Chloride and Vitamins B Capsules	Used in the treatment of uterine bleeding brought on by menopause.

18	Compound Belladonna and Aluminum Hydroxide Powder	Used for relieving stomach pain, brash (heartburn) and acid reflux caused by gastric hypersecretion.

19	Gentian and Sodium Bicarbonate Powder	Used for anorexia, gastric hypersecretion and dyspepsia.

*Tested for efficacy by the National Food and Medicine Supervising Bureau.

Distribution, page 6

5.  Please revise your disclosure of your non-exclusive cooperation agreement with the Commercial Bureau of Qing'an County, Heilongjiang on September 17, 2008 to provide the duration and termination provisions of the agreement.

Response: There is no duration or termination provision in the non-exclusive cooperation agreement, dated September 17, 2008, between the Company and the Commercial Bureau of Qing’an County. An English translation of this agreement will be attached to our revised Form 10-K/A.

The Future, page 9

6.  In this section, you disclose your goals for the next 10 years. In order to place these goals in the context your current business, please revise to disclose the Company's current level or status in relation to each goal. For example, one goal is to increase product coverage in target markets to achieve 20-30% coverage. Please disclose what your target market is and your current coverage level.

Response: We will revise our disclosure to include our current status in relation to each goal as follows:

Within next 10 years, our goal is to:

1.  Increase product coverage in target markets; achieve 20%-30% coverage

Our target market is the health industry market. Presently, we believe that our product coverage is approximately 0.2%.We plan to open distribution stores in different provinces of China to expand our coverage. We also plan to sell our products through B2C websites to our customers.

2.  Enter into the medicine, health product, health industry top 500 companies in China.

Currently, we are not ranked in the top 500 medicine, health product and health industry companies in the People’s Republic of China. We believe that if our projected increase in revenue is achieved, we will achieve our goal of becoming one of the top 500 medicine, health product, health industry companies in China.

3.  Form a diversified management group

Currently, our management group comprises people graduated from the most prestigious universities in China, such as Fudan University. We plan to further diversify management group by hiring talent both in the People’s Republic of China and abroad.

4.  Create an internationally famous brand

Currently, our products are sold under the brand names Qunle and Kindlink in China. Our goal is eventually to expand our sales abroad to countries such as the United States of America, Russia, and Eastern Europe and South-east Asian countries.

5.  Enter into the international market

Currently, we sell our products only in the People’s Republic of China. We plan to sell our products to Russia, East Europe, and South-east Asia in the future.

Regulation, page 12

7.  Please expand your disclosure in this section to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. In your revised disclosure, please be sure to include a discussion of the requirements for obtaining Good Manufacturing Practice Certification and the process for obtaining government approval to market your health supplements, health food and medical drugs.

Response: We will revise our disclosure on page 12 as follows:

Regulation

The laws governing our business are as follows:

●	Pharmaceutical administration law of the People’s Republic of China enacted January 12, 2001

●	Healthcare registration and administration law, enacted January 7, 2005

●	Measures for the Administration of Pharmaceutical Trade License, enacted January 4, 2004

●	Measures for the Supervision Over and Administration of Pharmaceutical Production, enacted May 8, 2004

●	Food Safety Law of the People’s Republic of China, enacted June 1, 2009

●	Regulation on the Implementation of the Food Safety Law of the People’s Republic of China, enacted July 20, 2009

●	Regional regulation: Heilongjiang Regional Medicinal Materials Resource Protection Bylaw, enacted January 8, 2005

In the People’s Republic of China, a Good Manufacturing Practice Certification (“GMP Certification”) is required for companies that produce medical drugs and health supplements. According to the Administrative Rules of Drug Manufacturing and Certification issued by the State Food and Drug Administration of China on September 7, 2005, the State Food and Drug Administration is responsible for the review and issuance of GMP Certification. To obtain a GMP Certification, a company shall submit its application; the State Food and Drug Administration will then conduct a technical review of the application materials; if such company passes the technical review, the State Food and Drug Administration will inspect the manufacturing site t. The State Food and Drug Administration also conducts follow-up inspections on the manufacturing site. After the issuance of the GMP Certification, the State Food and Drug Administration may inspect the manufacturing site from time to time. The GMP Certifications of our wholly owned subsidiaries, Harbin Humankind Biology Technology Co., Limited and Harbin Huimeijia Medicine Company, are valid through February 14, 2011 and July 22, 2014, respectively.

Risk Factors, page 13

"If the Company does not obtain financing when needed its business will fail." page 13

8.  You disclose that you predict that you will need approximately $14 million to implement your business plan and meet your capital expenditure needs over the next three years and that you had cash and cash equivalents on hand of $7.39 million as of June 30, 2009. On page 9, you disclose that you entered into a transaction on August 24, 2009 to acquire Heilongjiang Tiefeng Rice Company for approximately $15 million in cash, $730,482 of which was paid as a deposit on July 23, 2009 and $7.3 million of which was paid on August 19, 2009 according to your disclosure on page F-17. Please revise your disclosure in this risk factor to reflect the impact on your available cash as a result of the Tiefeng acquisition and advise us when and how the remainder of the $15 million purchase price is to be paid.

Response:

The Company has not paid the remainder of the $15 million. Pursuant to the share transfer agreement between the Company and Heilongjiang Tiefeng Rice Company, the Company shall pay the remainder when the share transfer is completed. The share transfer has not been completed. The Company will pay the remainder of the $15 million purchase price in cash once the share transfer has been approved by the governmental authorities.

The risk factor on page 13 will be revised as follows:

If the Company does not obtain financing when needed, its business will fail.

As of June 30, 2009, we had cash and cash equivalents on hand in the amount of $7,394,270 (audited). We predict that we will need approximately $14 million to implement our business plan and meet our capital expenditure needs over the next three years.  On August 24, 2009 we entered into a transaction to acquire Heilongjiang Tiefeng Rice Company for approximately $15 million in cash, $730,482 of which was paid as a deposit on July 23, 2009 and $7.3 million of which was paid on August 19, 2009. We have not paid the remainder of this purchase price but will have to do so when the share transfer of Heilongjiang Tiefeng Rice Company to us has been approved by the governmental authorities. If we do not raise additional funds or renegotiate payments terms by then, the obligation to pay this remainder purchase consideration will put a severe strain on our operating cash flow and as a result our business may fail. We currently do not have any arrangements for additional financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for our products, production costs, availability of credit, prevailing interest rates and the market prices for our common stock.

Recent Sales of Unregistered Securities, page 24

9.  For each unregistered sale of securities sold by you during the period covered by this report, please expand your disclosure to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, See Item 701(d) of Regulation S-K.

Response:
We will expand our disclosure to indicate the section of the Securities Act under which exemption from registration was claimed and to include the facts relied upon to make the exemption available as follows:

Recent Sale of Unregistered Securities

On September 10, 2007,  the Company,  Thomas Bontems (“Bontems”) and Xin Sun (“Buyer”) entered into a Securities Purchase Agreement dated as of September 10, 2007 (the “Securities Purchase Agreement”), pursuant to which Buyer agreed to purchase from Bontems a total of 22,000,545 shares of common stock of the Company and the Company agreed to issue 2,061,200 shares of common stock of the Company to Buyer, representing an aggregate of 24,061,745 shares, or 51.53% of the total issued and outstanding shares of common stock of the Company on a fully-diluted basis.

The purpose of  Buyer’s acquisition of 51.53% of the Company’s common stock pursuant to the Securities Purchase Agreement was to acquire majority control of the outstanding common stock of the Company and thereafter negotiate a share exchange agreement with management of the Company under which Buyer  would exchange all of the share capital of China Health Industries Holdings Limited (“China Health”) for common stock of the Company, with China Health becoming a wholly owned subsidiary of the Company.

As the majority shareholder of the Company, the Buyer was successful in negotiating a share exchange agreement with Harbin Humankind, dated for reference as of October 15, 2007 (the “Share Exchange Agreement”), in which all of the issued and outstanding shares of common stock China Health would, at closing, be exchanged for 60,000,000 shares of newly issued common stock of the Company.  Harbin Humankind is a wholly-owned subsidiary of China Health.

The share exchange was conditioned on the prior consummation by the Company of a 1:20 reverse stock split of the common stock of the Company, which was completed and effective on November 13, 2008.

The share exchange closed on December 31, 2008.   As a result, Xin Sun owned 61,203,088 shares of common stock, representing 98.3% of the 62,234,737 total outstanding shares of common stock of the Company as of December 31, 2008.

The issuance of shares of common stock in the share exchange was exempt from registration in reliance upon Regulation S and Section 4(2) of the Securities Act of 1933, as amended.  Xin Sun is a non-U.S. person, as defined in Rule 902(k) of Regulation S, In addition, our shares were issued to Xin Sun without registration under Section 5 of the Securities Act in reliance on the exemption from registration contained in Section 4(2) of the Securities Act. Specifically, (1) we had determined that the he was knowledgeable and experienced in finance and business matters and thus he was able to evaluate the risks and merits of acquiring our securities; (2) he has advised us that he was able to bear the economic risk of purchasing our common stock; (3) we had provided him with access to the type of information normally provided in a prospectus; and (4) we did not use any form of public solicitation or general advertising in connection with the issuance of the shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

10.  Please provide disclosure of your critical accounting estimates, which should give investors an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, cost of goods sold, accounts receivable and inventory accounting processes, Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

Response: We will revise Management's Discussion and Analysis of Financial Condition and Results of Operations to include the following critical accounting estimates on page 29:

Critical Accounting Estimates

(1) Revenue Recognition

Our revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, discounts, and after eliminating sales within the Group.

Our principal sources of revenue are from sales of our products through our direct sales professionals. These sales occur either through a purchase order submitted by the customer or through our direct marketing sales. We recognize revenue when products are delivered to end customers directly or services are performed in accordance with terms of the agreement, title and risk of loss have been transferred and pricing is fixed or determinable. The majority of our revenues have been derived from sales of our products directly to end consumers historically. We sell our products to OEMs as well, which is only very small portion of our overall sales.

Most of our products are sold to end customers directly and customers made the payment promptly. There is no cash discount and return allowance. We accept product exchange but we do not accept product return.

Our end customers generally have the right to exchange products purchased from us, although we have no policy for return of products. At each period end, we determine the extent to which our revenues need to be reduced to account for exchange of products. Based on our historical experience with our customers, product exchange rarely happens. We have reserve against revenue recognized for product exchange. The consumer credit system has not been well established and recognized by sellers in China. Except for our OEM sales, our end customers pay us instantaneously when they receive orders. We have small amount of accounts receivable from one of our OEM customers as of the year ended June 30, 2009.

(2) Inventory

We value our inventory based on our cost. Our inventories include various raw materials, semi-finished products, finished products, package, low-value consumption goods etc. Inventories are stated at the cost using the weighted average method. Inventory cost includes purchase cost, processing cost and other cost. Purchase cost include purchase price, related tax, transportation fee, handling cost, insurance fee and other related fees. We adjust the value of our inventory to the extent our management determines that our cost cannot be recovered due to obsolescence or other factors. Our management uses estimates of future demand and sales prices for each product to determine appropriate inventory reserves.

Amortization of low-value consumption goods and package is based on the direct write-off method. The Company conducts physical inventory count at the end of each quarter.

(3) Accounts receivable

We have very small amounts of accounts receivable incurred in the current reporting period. Our accounts receivable derives from sales to OEMs. The majority of our sales is to end customers who directly who pay us instantaneously when they receive orders. The credit sale system has not been well established in China. Our sale agreements with our customers provide that risk of loss passes to the customer upon delivery and that we accept product exchanges but we do not have a policy for product returns. Accordingly, we will recognize accounts receivable on a product sale if management determines that the product has been delivered or the sales are uncollectible. Accounts receivable will be recorded at the invoiced amount. We use aging analysis method quarterly on accounts receivable. An allowance for doubtful accounts will be established and determined based on aging of receivables, payment history, the customer’s current credit worthiness, and the economic environment.

(4) Cost

Cost of production is calculated based on actual situation by products. We calculate the cost of production at the end of each month. If there is any work in progress, the cost of production is allocated between finished products and work in progress.

11.  Please provide critical accounting policy disclosure for product sales recognition and related sales allowance estimates as follows:

•	Disclose the shipment terms for customer sales.
•
Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.

Provide us the amount of each allowance reducing sales for the year ended June 30, 2009.

Response:

The following will be added to our critical accounting policy disclosure on page 29 for product sales recognition and related sales allowance estimates:

A majority of our revenue is from product sales made by our direct sales professionals; a small portion of our revenue is from our OEM contracts. We have not established distribution channels through distributors. Our criterion for revenue recognition is complete when our product is delivered to customers. These sales occur either through a purchase order submitted by the customer or through our sales professionals. For purchase orders, we delivered products to and invoices to the end customer directly. Our end customers have the right to exchange product purchased from us within 10 days from the date of product delivery if there is a quality or packaging problem. We do not have any product return policy. At each of period end, our management determines the extent to which our revenues need to be reduced to account for product exchanges. The product exchanges were immaterial during the fiscal year 2008 and 2009.  We do not offer credit term to end customers because the credit system is not popular and mature in China and consumers are accustomed to paying cash for their purchasing. Our end customers through direct marketing sale or sales professionals pay us upon receipt of their order. We did not have accounts receivable from our directly conference marketing sales. We have a small amount of accounts receivable at current period end which was derived from OEM contract sales. We did not have allowance reducing sales for the year ended June 30, 2009 because the receivable was a small amount within 3 months from our reputable pharmaceutical company client.

If after we have recognized revenue, collectability of an account receivable becomes doubtful, we will establish an allowance for doubtful accounts with respect to the previously recognized revenue that remains uncollected.

The estimated shelf life of product is 18 months.

Our management uses estimates of future demand and sales prices for each product to determine appropriate inventory reserve and to make corresponding reductions in inventory values to reflect the lower of cost or market value. In the event of a sudden significant decrease in demand for any particular product, or a higher incidence of inventory obsolescence, we would increase our inventory reserve.

We expect to introduce two new products, Ruddy Granule and Blood Cleanser Soft Capsule.

12.  An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. In particular, this disclosure should discuss and quantify the factors underlying historical changes in your statement of operations and the expected impact of known trends and uncertainties on future operating results. Please disclose the following information.

•
The factors that have allowed you to increase revenues from $765,599 for fiscal 2008 to $10,967,828 for fiscal 2009 and $10,246,606 for the three months ended September 30, 2009, including the impact of changes in product volume, pricing and mix.

Response:

We will amend the MD&A of our 10-K/A on page 27 as follows:

Our revenue increased from $765,599 for fiscal year ended 2008 to $10,967,828 for fiscal year ended 2009, an increase of approximately 1,336%. The sales growth is attributable to the change of the way in which we market our products.  In 2009, we started to market our products at conferences.  Our objectives were to focus less on price-competitive items and more on non-price competitive, higher profit margin items such as products with distinctive traits and functions to enhance immunity.  An illustration of the change in the mix of products sold in fiscal year 2008 compared to 2009 as a result of this change in marketing philosophy is set forth below.

Currently this conference marketing sales method is very popular in China. Many companies realize high revenue through conference marketing, such as, Harbin Pharmaceutical Group Jin Wan Xia Company, Nanjing Zhong Mai, Dalian Zhen Ao and Beijing Xi Yang Mei.

At the conferences, we offer free DNA profiling tests to the attendees and based on their profile and disposition to certain types of diseases or ailments, we then market our products to them.  Additionally we provide nutritional education from reputable doctors to our guests. Our sales started to increase significantly since March 2009.  Below is summary of our sales by product line and volume for the year 2008 and 2009.

Year	Product Name	Quantity of Sales	Gross Sales（$）

2008	Liquid Calcium Capsule	190,980 capsules	1,438
	Selenium Propolis Capsule	459,281 capsules	11,164
	Propolis Capsule	236 capsules	15
	Frog Oil Soft Capsule	9,824 capsules	383
	Abalone, Sea cucumber and Frog oil soft capsule	1,777 boxes	357,354
	Ganoderma lucidum and Aweto Soft Capsules	1,766 boxes	355,038
	OEM		38,207

2009	Abalone, Sea cucumber and Frog oil soft capsule	7,940 boxes	1,704,462
	Ganoderma lucidum and Aweto Soft Capsules	6,101 boxes	1,681,922
	Chao Bao Capsule	1,500 boxes	28,082
	Jianwei Calcium Tablet	1,030,360 tablets	22,448
	Propolis and Black Ant Capsule	23,796 boxes	2,191,789
	Waterlilies Soft Capsule(Sailuozhi)	13,546 boxes	3,144,578
	Colon Cleanser Capsule	30,090 boxes	2,133,088
	OEM		61,460

We will amend the MD&A portion of our Quarterly Report under the caption “Results of Operations” and the table of revenues on page 20 of Form 10-Q for the quarter ended September 30, 2009 as follows:

Total revenues increased by 3480% in the three months ended September 30, 2009 compared to 2008.  The $9,960,399 increase in revenue is attributable to strong performances from our sales distribution channels and the change of the way in which we market our products. In 2009, we started to market our products at conferences. Our objectives were to focus less on price-competitive items and more on non-price competitive, higher profit margin items such as products with distinctive traits and functions to enhance immunity.

Currently this conference marketing sales method is very popular in China. Many companies realize high revenue through conference marketing, such as, Harbin Pharmaceutical Group Jin Wan Xia Company, Nanjing Zhong Mai, Dalian Zhen Ao and Beijing Xi Yang Mei.

At the conferences, we offer free DNA profiling tests to the attendees and based on their profile and disposition to certain types of diseases or ailments, we then market our products to them.  Additionally we provide nutritional education from reputable doctors to our guests. Our sales started to increase significantly since March 2009.  Below is summary of our sales by product line and volume for the three months ended September 30, 2009 and 2008.

Quarter Ended September 30,	Product Name	Quantity of Sales	Gross Sales（$）

2008	Liquid Calcium Capsule	--	--
	Selenium Propolis Capsule	--	--
	Propolis Capsule	--	--
	Frog Oil Soft Capsule	--	--
	Abalone, Sea cucumber and Frog oil soft capsule	--	--
	Ganoderma lucidum and Aweto Soft Capsules	1,198 boxes	257,697

	OEM		28,510

2009	Abalone, Sea cucumber and Frog oil soft capsule	5,496 boxes	1,181,037
	Ganoderma lucidum and Aweto Soft Capsules	4,244 boxes	911,994
	Chao Bao Capsule	--	--
	Jianwei Calcium Tablet	--	--
	Propolis and Black Ant Capsule	28,982 boxes	2,672,224
	Waterlilies Soft Capsule(Sailuozhi)	13,885 boxes	3,226,614
	Colon Cleanser Capsule	31,589 boxes	2,241,674
	OEM		13,063

All of the products above are manufactured by the Company and none of them have been provided by the Commercial Bureau or other suppliers so far.

This growth in sales is also attributable to volume and our efforts to continue to develop our distribution channels by hiring additional sales agents to assure that our products and their associated benefits are seen by those making or influencing the purchasing decisions.

Our cost of sales increased $4,235,335, or 1,687% in the three months ended September 30, 2009 compared to 2008. The costs increased as a result of the increased sales.

•   The nature of products and services sold to date, distinguishing between those provided by the Commercial Bureau and other suppliers and those manufactured by you.

Response:

We manufacture all our products. We have not signed any supply contracts with suppliers in Qing’an County pursuant to the Cooperative Agreement, dated September 17, 2008, between the Company and Commercial Bureau of Qing’an County, Heilongjiang Province. We will amend the Form 10-K/A on page 27 under Sales of Product Line to clarify this by inserting a legend below the table as follows:

	For the Year Ended June 30
	2009			2008
Product Category*	Quantity (Unit)	Sales USD	% of Sales	Quantity (Unit)	Sales USD	% of Sales
Frog Oil Soft Capsule				32	382	0.05%
Propolis Capsule				10	0	0%
Liquid Calcium Capsule				3,380	1,415	0.19%
Selenium Propolis Capsule				101,040	11,149	1.46%
Abalone, Sea cucumber and Frog oil soft capsule	7,940	1,704,462	15.54%	1,747	$355,074	46.50%
Ganoderma lucidum and Aweto Soft Capsules	7,835	1,681,922	15.34%	1,736	357,364	46.80%
Chao Bao Capsule	1,500	28,082	0.26%	0	0	0%
Jianwei Calcium Tablet	36,320	22,448	0.2%	0	0	0%
Propolis and Black Ant Capsule	23,796	2,191,789	19.98%	0	0	0%
Waterlilies Soft Capsule(Sailuozhi)	13,546	3,144,578	28.67%	0	0	0%
Colon Cleanser Capsule	30,090	2,133,088	19.45%	0	38,180	5%
OEM Sales		61,460	0.56%
Total		10,967,828	100%		$763,599	100%

*All of the products are manufactured by the Company and none of them have been provided by the Commercial Bureau or other suppliers so far.

•  The factors supporting your assertion that "we anticipate our total revenues in 2010 versus 2009 to increase by 101% or approximately $11,04 million," which appears to be inconsistent with your actual revenue level in the first quarter of fiscal 2010.

Response:

We will amend the Form 10-K/A on page 28 under the caption “2010 Outlook” as follows:

2010 Outlook

The revenue in the first quarter of fiscal ended September 30, 2009 was $10,246,606, which is 93.42% of the entire sales revenue of prior year. This was due to our successful marketing strategy to target at niche clients at directly marketed conference sales.

In the first quarter of fiscal year 2010, we sold 5,496 boxes combined package of Abalone, Sea cucumber and Frog oil soft capsule, which was 69% of the total sales for the same product in fiscal year 2009.  We also sold 4,244 boxes of Ganoderma lucidum and Aweto Soft Capsules in the first quarter of of fiscal 2010, which was 54% of the sales of the same product for the entire fiscal year before; 28,982 boxes of Propolis and Black Ant Capsule, which was more than 120% of the sales of the same product for the entire fiscal year before; 13,885 boxes of Waterlilies Soft Capsule(Sailuozhi), which was 103% of the sales of the same product for the entire fiscal year before; 31,589 boxes of Colon Cleanser Capsule, which was 105% the sales of the same product for the entire fiscal year before . In the first quarter of the fiscal year 2010, the revenue from OEM sales was $13,063, which was already 21% of the total revenue from OEM sales in fiscal year 2009.

Based on the foregoing robust sales, we anticipate our total revenues in 2010 versus 2009 to increase by 101% or approximately $11.04 million with growth in all categories of our product sales. Our gross profit margin in 2010 is expected to be approximately 55.45% due to inflation of raw material prices. Operating expenses will increase due to higher R&D investment as well as expansion of distribution channels. We estimate our overall 2009 net profit margins to be approximately 22.64%. However, there is no assurance that these predictions will be reached.

•  The factors that have reduced your cost of goods sold percentage from 76% in fiscal 2008 to 45% in fiscal 2009.

Response:
We will amend the Form 10-K/A on page 27 under the caption “Results of Operations” as follows:

Our cost of sales increased $4,299,157, or 744% in the year ended June 30, 2009 compared to 2008. The costs increased as a result of the increased sales. As percentage of costs of sold, the percentage decreased from 76% in fiscal year 2008 to 45% in fiscal year 2009 due to an increase in production capacity without a significant increase of other overheads. The revenue of fiscal year 2008 is $765,599 and the cost of goods sold as a percentage of revenue is 76%, of which raw material accounts for 63.03%, package accounts for 8.97% and overhead accounts for 4%. The revenue of fiscal year 2009 is $10,967,828 and the cost of goods sold as a percentage of revenue is 45%, of which raw material accounts for 31.56%, package accounts for 9.87% and overhead accounts for 3.57%.

13.  Please disclose the payment terms for your customers. Include an explanation of the factors that have allowed you to minimize accounts receivable levels (e.g. $21,510 at June 30, 2009) in relation to revenues.

Response:

We will amend our MD&A under the caption “Results of Operations” on page 27 to include the following:

Accounts Receivable
Our accounts receivable is $21,510 as of June 30, 2009. Most of our products were sold to end customers directly and customers made the payment upon receipt of our products. We do not have accounts receivable from end consumer sales. Therefore we only incurred a small amount of accounts receivable level from our OEM contract with one of our big pharmaceutical company clients.

14.  Please disclose the terms of purchases from the Commercial Bureau and other suppliers. Include an explanation of the factors that have allowed you to minimize inventory levels (e.g. $150,652 at June 30, 2009) in relation to cost of goods sold. Clarify whether the inventory balance at June 30, 2009 included any products manufactured by the Company.

Response:

We have not signed any supply contracts with suppliers in Qing’an County pursuant to the Cooperative Agreement, dated September 17, 2008, between the Company and Commercial Bureau of Qing’an County, Heilongjiang Province and accordingly, are unable to disclose the terms of purchases.

We will amend our MD&A under the caption “Results of Operations” on page 27 to include the following:

Inventory
The value of our inventory is $150,652 as of June 30, 2009. We conduct production based on sales plan and have high production efficiency and high production capacity. We also maintain good relationships with local suppliers. The suppliers deliver the goods by batches within 2 days after receiving the order. We make the payments after receiving all goods. As a result, the inventories maintain a low level.

We balance the need to maintain adequate inventory levels to ensure customer delivery requirements are met with the risk of excess or obsolete inventory due to changing market demands. We regularly review inventory quantities on hand and record an estimated for excess and obsolete inventory based on our estimated forecast for product demand and production requirements.

The inventories as of June 30, 2009 included the products of Jianwei Calcium Tablet and Selenium Propolis Capsule, both of which are manufactured by the Company.

Item 10. Directors Executive Officers and Corporate Governance, page 31

15.  Please expand your disclosure to provide the information required by Item 405 of Regulation S-K regarding compliance with Section 16 of the Exchange Act and Item 406 of Regulation S-K regarding whether you have adopted a code of ethics.

Response: Item 10 on our form 10-K will be revised to include the following disclosure:

Code of Ethics

We have not adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We expect to prepare a Code of Ethics in the near future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of the our common stock and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish our company with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us, and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended June 30, 2009, our officers and directors, and all of the persons known to us to own more than 10% of our common stock, filed all required reports on a timely basis except Mr. Sun Xin was late for the filing of one Form 4.

Item 11. Executive Compensation, page 34

Compensation Discussion and Analysis, page 34

16.  You state that you strive to provide your named executive officers with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations. Please provide us with draft disclosure for your Form 10-K for your fiscal year ended June 30, 2010 which provides the names of your peer companies and how you use this information.

Response: We will revise our Compensation Discussion and Analysis to include the following disclosure:

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations, including Harbin DaZhong Pharmaceutical Co., Ltd.,Harbin ShenXinJianKang Co., Ltd. and Tsinghua Unisplendour Corporation Limited. We use this information to calculate the average salary of executive officers with similar roles and responsibilities. We then adjust the average salary by comparing the profitability of our peer companies.

It is not uncommon for PRC private companies in China to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position.  Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Item 13. Certain Relationships and Related Transactions..., page 36

17.  Please file copies of your loan agreements from Mr. Xin Sun to you. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

We will revise the Form 10-K/A to provide copies of the loan agreements entered into by Mr. Sun and us as exhibit 10.9 to exhibit 10.19.

Item 15. Exhibits, Financial Statement Schedules. page 36

18.  You incorporated by reference your Articles of Incorporation and By-laws from your Form 10-SB filed with the SEC on December 1, 2004. It appears that you have amended your Articles of Incorporation since this date. Please promptly file your current Articles of Incorporation and By-laws.

Response: We will file our Certificates of Amendment as exhibit 3.3, exhibit 3.4, and exhibit 3.5. We have not amended our bylaws since December 1, 2004.

19.  The agreements filed as Exhibits 10.3 through 10.6 have been filed in a foreign language and have not been translated or summarized in English, Generally, Rule 306 of Regulation S-T requires documents to be fully translated in a fair and accurate English translation, Rule 12b-12(d) of the Exchange Act describes when registrant are required to file a fair and accurate English translation and when they are permitted to provide a fair and accurate English summary of the foreign language document. Please promptly re-file each of these agreements as a fair and accurate English translation or, if permitted, fair and accurate English summary of the original agreement.

Response: We will file fair and accurate English translations of Exhibits 10.3 through 10.6.

Form 10-Q filed November 16, 2009

Item 6. Exhibits, page 24

20.  In your Form 8-K filed on August 25, 2009, as amended, you disclose that your wholly-owned subsidiary, Harbin Humankind Biology Technology Co., Limited, entered into a material definitive agreement, a share transfer agreement with the shareholders of Heilongjiang Tiefeng Rice Company Limited to purchase all the equity interest of Tiefeng. Please promptly file a copy of this agreement.

Response: We will file a copy of the share transfer agreement as exhibit 10.1 to the Form 10-Q.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Sincerely,

/s/Xin Sun
Xin Sun
Chief Executive Officer

CC: Benjamin Tan, Esq.